FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2011
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry PlayBook Becomes First Tablet Certified for U.S. Government	2

Document 1

July 21, 2011

BlackBerry PlayBook Becomes First Tablet Certified for U.S. Government

BlackBerry PlayBook Wins ‘Best in Show’ Award at FOSE 2011

Waterloo, ON - Research In Motion (RIM) (NASDAQ: RIMM; TSX: RIM) announced today that it has received FIPS 140-2 certification for the new BlackBerry® PlayBook™ tablet, making the BlackBerry PlayBook the first tablet certified for deployment within U.S. federal government agencies. No other tablet on the market has gained FIPS (Federal Information Processing Standard) certification from the National Institute of Standards and Technology (NIST), which is required under the Federal Information Security Management Act of 2002 (FISMA).

“RIM is pleased to announce that the BlackBerry PlayBook is the first tablet approved under FIPS for use within the U.S. federal government,” said Scott Totzke, Senior Vice President, BlackBerry Security at Research In Motion. “This certification demonstrates our continued commitment to meeting the needs of security-conscious organizations and enables the U.S. federal government to buy with confidence knowing that the PlayBook meets their computing policy requirements for protecting sensitive information.”

BlackBerry PlayBook is a powerful, ultra-portable tablet that fits comfortably in one hand. It has a stunning 7-inch high resolution display, offers true multi-tasking capabilities and a high-fidelity web experience. It also allows for secure pairing with BlackBerry® smartphones via the BlackBerry® Bridge™ app, which enables users to access their BlackBerry smartphone’s email, calendar, address book, memo pad, task list, BBM (BlackBerry® Messenger) and browsing functionality using the larger display on the tablet.

The FIPS-certified BlackBerry PlayBook tablet is being showcased this week in Washington DC at FOSE – the largest Federal government information technology conference in the U.S. – where BlackBerry PlayBook has just been awarded Best in Show, and also Best of FOSE in the Handheld Devices category.

More information about the BlackBerry PlayBook is available at www.blackberry.com/playbook.

About Research In Motion
Research In Motion (RIM), a global leader in wireless innovation, revolutionized the mobile industry with the introduction of the BlackBerry® solution in 1999. Today, BlackBerry products and services are used by millions of customers around the world to stay connected to the people and content that matter most throughout their day. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe, Asia Pacific and Latin America. RIM is listed on the NASDAQ Stock Market (NASDAQ: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

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Media Contact:
Marisa Conway
Brodeur Partners (PR Agency for RIM)
mconway@brodeur.com
212-336-7509

Investor Contact:
RIM Investor Relations
investor_relations@rim.com
519-888-7465

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.  When used herein, words such as "expect", "anticipate", "estimate",  "may",  "will", "should", "intend," "believe", and similar expressions, are intended to identify forward-looking statements.  Forward-looking statements are based on estimates and assumptions made by RIM in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that RIM believes are appropriate in the circumstances.  Many factors could cause RIM's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of RIM's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained atwww.sedar.com or www.sec.gov).  These factors should be considered carefully, and readers should not place undue reliance on RIM's forward-looking statements.  RIM has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	July 22, 2011	By:	\s\ Edel Ebbs
(Signature)
Edel Ebbs Senior Vice President, Investor Relations